CHINA ENERGY CORPORATION

No. 57 Xinhua East Street
Hohhot, 010010
People’s Republic of China

July 15, 2009

Ms. Joanna Lam Securities and Exchange Commission Division of Corporation Finance Mail Stop 4628 150 F Street, N.E. Washington D.C. 20549-4628

Re:
China Energy Corporation
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed on March 16, 2009
Form 10-Q for the Fiscal Quarter Ended February 28, 2009
Filed on April 20, 2009
File No. 000-52409

Dear Ms. Lam:

China Energy Corporation (the “Company”) is in receipt of the Staff’s letter dated June 23, 2009 with respect to comments relating to the Annual Report on Form 10-K for the fiscal year ended November 30, 2008, and to the Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009.  The Company is working on preparing responses to the Staff’s comments.  As per your telephone conversation on July 8, 2009 with Frank Marinaro of Loeb & Loeb, our U.S. counsel, we currently anticipate that we will be able to file a response by July 24, 2009.  We therefore request the additional time to respond to the Staff’s comments.

Please feel free to contact our counsel Frank Marinaro at (212) 407-4285 or Ronit Fischer at (212) 407-4816 with any questions or concerns in this regard.

Sincerely,

/s/ Fu Xu
Fu Xu
Chief Financial Officer

cc:	Mitchell Nussbaum
Loeb & Loeb LLP